

July 17, 2020

Craig Shore
Chief Financial Officer
InspireMD, Inc.
4 Menorat Hamaor Street
Tel Aviv, Israel 6744832

      Re: InspireMD, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed July 2, 2020
          File No. 001-35731

Dear Mr. Shore:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences